LINDBLAD EXPEDITIONS HOLDINGS, INC.
96 Morton Street
New York, New York

July 3, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: J. Nolan McWilliams

Re:	Lindblad Expeditions Holdings, Inc.

Registration Statement on Form S-4/A

File No. 333-232113

Filed June 27, 2019

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lindblad Expeditions Holdings, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of our request dated July 3, 2019 for acceleration of effectiveness of the above referenced Registration Statement to become effective at 3:00 p.m. EST on Monday, July 8, 2019, and requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 3:00 p.m. EST on Tuesday, July 9, 2019, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Laura A. Kaufmann Belkhayat, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (212) 735-2439, and that such effectiveness also be confirmed in writing.

Very truly yours,

LINDBLAD EXPEDITIONS HOLDINGS, INC.

By:	/s/ Craig I. Felenstein
	Name:	Craig I. Felenstein
	Title:	Chief Financial Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP